EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

February 23, 2009

 TSX Venture Exchange:    EMR

 OTC Bulletin Board: EGMCF

 U.S. 20-F Registration: 000-51411

 Frankfurt Stock Exchange: EML

EMGOLD MINING CORPORATION – SHAREHOLDER UPDATE

February 23, 2009, Vancouver, BC - Emgold Mining Corporation (EMR - TSX Venture) (the “Company” or “Emgold”) is pleased to provide its shareholders with the following update:

The Idaho-Maryland Project, located in Grass Valley, CA

Emgold announces that the Company has negotiated an extension to the Mining Lease and Option to Purchase Agreement for the Idaho-Maryland Mine located in Grass Valley, California.  The revised agreement extends the purchase option exercise date from December 31, 2008, to February 1, 2011.  As part of the revised agreement all other conditions of the original Option and Lease Agreement, including the option purchase price and net smelter royalty, remain unchanged.  The quarterly lease payments of US$75,000 have been reduced beginning February 1, 2009, to US$30,000 per quarter for four quarters and commencing on February 1, 2010, the quarterly lease payment shall be US$60,000 per quarter through to and including February 1, 2011.

"We are very pleased that the owners of the Idaho-Maryland Mine agreed to the extension of the purchase option date to February 1, 2011, and reduced the quarterly lease payments," said David Watkinson, President and COO of Emgold Mining Corporation.  "The revised lease payments will reduce Emgold’s operating costs over the next two years allowing us to focus our expenditures on completing the permitting process for the Idaho-Maryland Mine."

On January 20th, 2009, the public comment period for the Draft Environmental Impact Report (“EIR”) was completed.  The City of Grass Valley (the “City”) and their consultants Environmental Science Associates (“ESA”) are now compiling and analyzing the comments received from the public.  Mr. Watkinson stated, “Many good comments were received from the public, all of which will be addressed prior to publishing the Final EIR.  We will work with the City of Grass Valley and their consultants to determine what additional work, if any, will be required to complete the Final EIR.  We look forward to building a project that will benefit the community of Grass Valley including job creation, economic diversity, and clean up of an existing legacy mine site.”

The Idaho-Maryland Mine will bring up to 400 permanent jobs to the City, approximately half of which are expected to be local hires.  Including construction jobs, there will be over 20 years of employment in excess of 400 people.  Given the state of the U.S. economy and that of California, this project will generate significant local, state, and federal tax dollars.  In addition, the project will have the environmental benefit of cleaning up an existing legacy mine site.  At closure, the site will be reclaimed and the buildings and property will be transferred to an alternative business park use for future economic benefit for the City.  The project also includes an Education Center and Outdoor Historical Mining Display Park that will be a tourist attraction for the City.

Projected Total Staffing for the Idaho-Maryland Project

Year	Temporary Construction Employees	Permanent Employees	Reclamation Employees	Total Employees
Year 1	265			265
Year 2	265	210		475
Year 3	265	210		475
Year 4	350	210		560
Year 5	350	210		560
Year 6	350	310		660
Year 7	140	310		450
Year 8	140	400		450
Year 9-22		400		400
Year 23			20	20

Mr. Watkinson stated, “As the U.S. economy has worsened, we have seen increasing gold prices now approaching US$1,000 per ounce.  The Idaho-Maryland Project would be an ideal opportunity for the state of California at this time, given its financial crisis.  In the last year, the City has experienced the closure or relocation of two major car dealerships as well as the closure of a number of local businesses.  Additionally, the City has had to furlough employees due to decreased revenue.  The Idaho-Maryland Project will help support the local and state economy, and it will be built in an environmentally and socially responsible manner.”

Appointment of Chief Financial Officer

Emgold is pleased to announce the appointment of Mr. Kenneth R. Yurichuk as the Company’s Chief Financial Officer to replace Mr. Jonathan Fogg, who has submitted his resignation in order to pursue other opportunities.  Mr. Yurichuk has served as a member of the Company’s Board of Directors since June 2006, and as Co-Executive Chairman and Co-CEO of the Company since July 2007, positions shared with Mr. Sargent H. Berner.  As prescribed by applicable TSX Venture Exchange policy, which does not allow the same person to hold both CEO and CFO positions, Mr. Yurichuk has resigned his position as the Company’s Co-CEO effective as of the date of his appointment as CFO.

Mr. Yurichuk is a Chartered Accountant and senior partner in the public accounting firm of Bobot & Yurichuk LLP, Chartered Accountants, Toronto.  Mr. Yurichuk has been in public practice for over 30 years and has served as director and officer of private and publicly-traded corporations involved in a wide range of businesses including mining, real estate development, investment and manufacturing. Mr. Yurichuk holds a B.Com degree as well as the CA designation.

The Company’s Board of Directors and Management thank its outgoing CFO, Mr. Jonathan Fogg, for his contribution during his tenure and wish him every success in his future endeavours.

Private Placement Financing

Emgold is pleased to announce, that subject to TSX Venture Exchange acceptance, it is proceeding with a non-brokered private placement offering (the “Offering”) to raise gross proceeds of up to US$800,000 through the offer and sale of units (the “Units”) of the Company at a price of US$0.04 per Unit.  This Offering may be closed in one or more tranches.

Each Unit will be comprised of one fully paid and non-assessable common share of the Company (a “Common Share”) and one non-transferable common share purchase warrant (a “Warrant”).  Each Warrant will entitle the subscriber to subscribe for one additional previously unissued common share (a “Warrant Share”) in the capital of the Company for a period of 24 months following the date of issue at an exercise price of US$0.12 per Warrant Share for the first twelve month period from the date of issue of the Warrant and at a price of US$0.16 per Warrant Share for the remaining 12 month period.  All securities issued or issuable in connection with the Offering will be subject to a hold period and may not be traded for four months plus one day from the date of closing.

Emgold may pay finder’s fees in accordance with TSX Venture Exchange policies, on subscriptions received pursuant to the Offering in the form of cash equal to 10% of the proceeds raised from the sale of Units in the Offering to subscribers arranged by eligible finders.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

The proceeds of the Offering will be used primarily to cover ongoing costs associated with the Company’s permitting application for the Idaho-Maryland Mine and for general working capital.

On behalf of the Board of Directors

Sargent H. Berner

Co-Executive Chairman & CEO

For further information please contact:

Jeff Stuart, Manager, Business Development & Investor Relations

Tel: 604-687-4622  Toll Free: 1-888-267-1400

Email: info@emgold.com

This release was prepared by the Company’s management.  Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defines in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.